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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

192446102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 192446102

1.	Name of Reporting Person: Maverick Capital, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2482446

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,938,492

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,938,492

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,938,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%

12.	Type of Reporting Person: IA

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13G/A
CUSIP No. 192446102

1.	Name of Reporting Person: Maverick Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 75-2686461

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,938,492

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,938,492

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,938,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%

12.	Type of Reporting Person: HC

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13G/A
CUSIP No. 192446102

1.	Name of Reporting Person: Lee S. Ainslie III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,938,492

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,938,492

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,938,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.7%

12.	Type of Reporting Person: HC

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Item 1(a)	Name of Issuer.

Cognizant Technology Solutions Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Glenpointe Centre West, 7th Floor
Teaneck, New Jersey 07666

Item 2(a)	Name of Person Filing.

This Amendment to Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i) Maverick Capital, Ltd.;
(ii) Maverick Capital Management, LLC; and
(iii) Lee S. Ainslie III (“Mr. Ainslie”).

The Schedule 13G relates to Shares (as defined herein) held for the accounts of Maverick Capital, Ltd.’s clients.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

Item 2(c)	Citizenship or Place of Organization.

(i) Maverick Capital, Ltd. is a Texas limited partnership;
(ii) Maverick Capital Management, LLC is a Texas limited liability company; and
(iii)Mr. Ainslie is a citizen of the United States.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value (the “Shares”).

Item 2(e)	CUSIP Number.

192446102

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Ownership as of December 31, 2004 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

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Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	MAVERICK CAPITAL, LTD. By: Maverick Capital Management, LLC, Its General Partner By: Lee S. Ainslie III, Manager
	By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003

Date: February 14, 2005	MAVERICK CAPITAL MANAGEMENT, LLC By: Lee S. Ainslie III, Manager
	By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003

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Date: February 14, 2005	LEE S. AINSLIE III
	By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003

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EXHIBIT INDEX

A.	Joint Filing Agreement, dated February 13, 2004, by and among Maverick Capital, Ltd., Maverick Capital Management, LLC, and Lee S. Ainslie III.

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Exhibit A

Joint Filing Agreement

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.01 par value of Cognizant Technology Solutions Corporation, dated as of February 13, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2004

MAVERICK CAPITAL, LTD. By: Maverick Capital Management, LLC Its General Partner By: Lee S. Ainslie III, Manager
By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003

MAVERICK CAPITAL MANAGEMENT, LLC By: Lee S. Ainslie III, Manager
By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003

LEE S. AINSLIE III
By:	/s/ John T. McCafferty
John T. McCafferty
Under Power of Attorney dated February 13, 2003